

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 8, 2016

Shannon L. Okinaka
Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G350
Honolulu, Hawaii 96819

   Re: Hawaiian Holdings, Inc.
     Form 10-K for the Year Ended December 31, 2014
     Filed February 9, 2015
     File No. 001-31443

Dear Ms. Okinaka:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Melissa Raminpour

            Melissa Raminpour
            Branch Chief
            Office of Transportation and Leisure